Exhibit 99.2
Royal Dutch Shell plc
Three and six month periods ended June 30, 2020
Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 2ND QUARTER 2020 AND HALF YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Half year
Q2 2020	Q1 2020	Q2 2019	%¹		Reference	2020	2019	%
(18,131)	(24)	2,998	-705	Income/(loss) attributable to shareholders		(18,155)	8,999	-302
(18,377)	2,756	3,025	-707	CCS earnings attributable to shareholders	Note 2	(15,620)	8,318	-288
638	2,860	3,462	-82	Adjusted Earnings²	A	3,498	8,763	-60
2,563	14,851	11,031	-77	Cash flow from operating activities		17,415	19,661	-11
(2,320)	(2,718)	(4,166)		Cash flow from investing activities		(5,039)	(8,788)
243	12,133	6,865		Free cash flow	G	12,376	10,873
3,617	4,970	5,337		Cash capital expenditure	C	8,587	10,938
7,504	8,600	9,477	-21	Underlying operating expenses	F	16,105	18,343	-12
(2.9)%	4.6%	8.4%		ROACE (Net income basis)	D	(2.9)%	8.4%
5.3%	6.1%	8.2%		ROACE (CCS basis excluding identified items)	D	5.3%	8.2%
32.7%	28.9%	27.6%		Gearing	E	32.7%	27.6%
3,379	3,719	3,583	-6	Total production available for sale (thousand boe/d)		3,549	3,667	-3
(2.33)	0.00	0.37	-730	Basic earnings per share ($)		(2.33)	1.11	-310
0.16	0.16	0.47	-66	Dividend per share ($)		0.32	0.94	-66
1.     Q2 on Q2 change.
2.     Adjusted Earnings is defined as income/(loss) attributable to shareholders plus cost of supplies adjustment (see Note 2) and excluding identified items (see Reference A).
Income attributable to Royal Dutch Shell plc shareholders was a loss of $18.1 billion for the second quarter 2020, which included an impairment charge of $16.8 billion post-tax ($22.3 billion pre-tax), as a result of revised medium- and long-term price and refining margin outlook assumptions in response to the COVID-19 pandemic and macroeconomic conditions as well as energy market demand and supply fundamentals. Second quarter 2020 results reflected lower realised prices for oil, LNG and gas, lower realised refining margins, Oil Products sales volumes and higher well write-offs, compared with the second quarter 2019. This was partly offset by very strong crude and oil products trading and optimisation results as well as lower operating expenses.

Adjusted Earnings were $0.6 billion for the second quarter 2020, reflecting lower realised prices for oil, LNG and gas, lower realised refining margins, Oil Products sales volumes and higher well write-offs, compared with the second quarter 2019. This was partly offset by very strong crude and oil products trading and optimisation results as well as lower operating expenses.

Cash flow from operating activities for the second quarter 2020 was $2.6 billion, which included negative working capital movements of $4 billion. Cash flow from investing activities for the quarter was an outflow of $2.3 billion, driven mainly by capital expenditure, partly offset by proceeds from divestments.

Gearing was 32.7% at the end of the second quarter 2020, compared with 28.9% at the end of the first quarter 2020, mainly driven by the impact of impairments and pension remeasurement, due to actuarial assumption changes mainly caused by falling credit spreads and increasing market estimates of future inflation, as well as a net debt increase in the quarter.

Total dividends distributed to Royal Dutch Shell plc shareholders in the quarter were $1.2 billion.

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Supplementary financial and operational disclosure and a separate press release for this quarter are available at www.shell.com/investor1.

1.	Not incorporated by reference.
SECOND QUARTER 2020 PORTFOLIO DEVELOPMENTS
Integrated Gas
During the quarter, all conditions were met for the Final Investment Decision (FID) and contracts were awarded on a new LNG processing unit, known as Train 7, at Nigeria LNG (Shell interest 25.6%), which will add 8 million tonnes per annum (mtpa) of capacity to the Bonny Island facility.
Upstream
During the quarter, Shell reached an agreement to sell its Appalachia shale gas position for $541 million, subject to closing adjustments, with an effective date of January 1, 2020, and expected to close in the third quarter 2020.
PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million	Half year
Q2 2020	Q1 2020	Q2 2019	%¹		2020	2019	%
(7,959)	1,812	1,340	-694	Segment earnings	(6,147)	4,134	-249
(8,321)	(331)	(386)		Of which: Identified items (Reference A)	(8,652)	(160)
362	2,143	1,726	-79	Adjusted Earnings	2,506	4,294	-42
2,663	3,986	3,403	-22	Cash flow from operating activities	6,649	7,630	-13
2,871	3,352	2,824	+2	Cash flow from operating activities excluding working capital movements (Reference H)	6,224	6,540	-5
736	882	738		Cash capital expenditure (Reference C)	1,618	2,081
151	162	159	-5	Liquids production available for sale (thousand b/d)	157	148	+6
4,369	4,596	4,456	-2	Natural gas production available for sale (million scf/d)	4,482	4,300	+4
904	955	927	-2	Total production available for sale (thousand boe/d)	930	889	+5
8.36	8.88	8.66	-3	LNG liquefaction volumes (million tonnes)	17.23	17.39	-1
16.65	19.00	17.95	-7	LNG sales volumes (million tonnes)	35.65	35.46	+1
1.     Q2 on Q2 change.

Second quarter segment earnings were a loss of $7,959 million. This included a post-tax impairment charge of $8,151 million mainly related to the Queensland Curtis LNG and Prelude floating LNG operations in Australia. Also included was a net charge of $265 million due to the fair value accounting of commodity derivatives. These net charges are part of identified items (see Reference A).

Compared with the second quarter 2019, Integrated Gas Adjusted Earnings of $362 million primarily reflected lower realised prices for oil, LNG and gas, unfavourable movements in deferred tax positions and a charge of $403 million reflecting well write-offs for the second quarter, partly offset by lower operating expenses and higher contributions from trading and optimisation.

Cash flow from operating activities for the quarter was $2,663 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, well write-offs and deferred tax charges.

Compared with the second quarter 2019, total production decreased by 2% mainly due to more maintenance activities in Australia and lower demand, partly offset by the transfer of the Rashpetco operations in Egypt from the Upstream segment. LNG liquefaction volumes decreased mainly as a result of cargo timing.

Half year segment earnings were a loss of $6,147 million. This included a post-tax impairment charge of $8,210 million mainly related to the Queensland Curtis LNG and Prelude floating LNG operations in Australia. Also included was a net charge of $419 million due to the fair value accounting of commodity derivatives. These net charges are part of identified items (see Reference A).

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Compared with the first half 2019, Integrated Gas Adjusted Earnings of $2,506 million primarily reflected lower realised prices for oil, LNG and gas, higher well write-offs and higher depreciation, partly offset by higher volumes and lower operating expenses.

Cash flow from operating activities for the first half 2020 was $6,649 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation and well write-offs.

Compared with the first half 2019, total production increased by 5% mainly due to less maintenance activities, new fields and field ramp-ups, as well as the transfer of the Rashpetco operations in Egypt from the Upstream segment. LNG liquefaction volumes decreased mainly as a result of cargo timing and lower feedgas availability, partly offset by less maintenance activities and new capacity.
UPSTREAM

Quarters				$ million	Half year
Q2 2020	Q1 2020	Q2 2019	%¹		2020	2019	%
(6,721)	(863)	1,435	-568	Segment earnings	(7,584)	3,059	-348
(5,209)	(1,154)	172		Of which: Identified items (Reference A)	(6,364)	149
(1,512)	291	1,263	-220	Adjusted Earnings	(1,220)	2,910	-142
319	5,607	5,478	-94	Cash flow from operating activities	5,926	10,756	-45
548	3,718	5,251	-90	Cash flow from operating activities excluding working capital movements (Reference H)	4,265	10,515	-59
1,876	2,521	2,321		Cash capital expenditure (Reference C)	4,397	4,812
1,609	1,730	1,636	-2	Liquids production available for sale (thousand b/d)	1,670	1,651	+1
4,673	5,680	5,640	-17	Natural gas production available for sale (million scf/d)	5,176	6,249	-17
2,415	2,710	2,609	-7	Total production available for sale (thousand boe/d)	2,562	2,729	-6
1.    Q2 on Q2 change.

Second quarter segment earnings were a loss of $6,721 million. This included a post-tax impairment charge of $4,658 million mainly related to unconventional assets in North America, assets offshore in Brazil and Europe, a project in Nigeria (OPL245), and an asset in the US Gulf of Mexico. Also included were a net charge of $187 million mainly related to a reduction in discount rate used for provisions, as well as redundancy and restructuring costs of $183 million. These net charges are part of identified items (see Reference A).

Compared with the second quarter 2019, Upstream Adjusted Earnings were a loss of $1,512 million primarily reflecting lower realised oil and gas prices.

Cash flow from operating activities for the second quarter 2020 was $319 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, as well as the cash impact of the settlement for the Lula unitisation in Brazil and cash effect of tax.

Compared with the second quarter 2019, total production decreased by 7%, mainly due to the challenging macroeconomic environment (which included OPEC+ restrictions and COVID-19-related restrictions), the impact of divestments and lower production in the NAM joint venture. Field ramp-ups in the Santos Basin, Brazil, the US Gulf of Mexico and Permian, USA more than offset field decline. Lower production volumes were offset by favourable timing of entitlement liftings.

Half year segment earnings were a loss of $7,584 million. This included a post-tax impairment charge of $5,074 million mainly related to unconventional assets in North America, assets offshore in Brazil and Europe, a project in Nigeria (OPL245), and an asset in the US Gulf of Mexico. Also included were a net charge of $916 million related to the impact of the weakening Brazilian real on a deferred tax position, and redundancy and restructuring costs of $191 million. These net charges are part of identified items (see Reference A).

Compared with the first half 2019, Upstream Adjusted Earnings were a loss of $1,220 million primarily reflecting lower realised oil and gas prices and lower gas volumes.

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Cash flow from operating activities for the first half 2020 was $5,926 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, as well as positive working capital movements, cash effect of tax and the settlement for the Lula unitisation in Brazil.

Compared with the first half 2019, total production decreased by 6%, mainly due to the impact of divestments, lower production in the NAM joint venture and the challenging macroeconomic environment (which included OPEC+ restrictions and COVID-19-related restrictions). Field ramp-ups in the Santos Basin, Brazil, the US Gulf of Mexico and Permian, USA, more than offset field decline.

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OIL PRODUCTS

Quarters						$ million	Half year
Q2 2020		Q1 2020		Q2 2019	%¹		2020		2019	%
(3,023)		2,211		1,299	-333	Segment earnings²	(811)		2,523	-132
(5,433)		849		20		Of which: Identified items (Reference A)	(4,585)		(205)
2,411		1,363		1,278	+89	Adjusted Earnings²	3,774		2,727	+38
						Of which:
1,500		158		52	+2,763	Refining & Trading	1,658		473	+251
911		1,205		1,225	-26	Marketing	2,116		2,254	-6
(362)		4,878		1,268	-129	Cash flow from operating activities	4,516		670	+574
2,430		353		2,081	+17	Cash flow from operating activities excluding working capital movements (Reference H)	2,783		4,670	-40
606		580		1,118		Cash capital expenditure (Reference C)	1,186		1,971
1,944		2,397		2,632	-26	Refinery processing intake (thousand b/d)	2,170		2,649	-18
4,041	³	5,278	³	6,608	-39	Oil Products sales volumes (thousand b/d)	4,659	³	6,538	-29
1.    Q2 on Q2 change.
2.    Earnings are presented on a CCS basis (See Note 2).
3.    With effect from the first quarter 2020, the reporting of Oil Products sales volumes has changed (See Note 2). Sales volumes would be 4,742 thousand b/d in the second quarter 2020 on a comparable basis with 2019.

Second quarter segment earnings were a loss of $3,023 million. This included a post-tax impairment charge of $4,027 million, as a result of revised medium- and long-term price outlook assumptions in response to the energy market demand and supply fundamentals as well as the COVID-19 pandemic and macroeconomic conditions. Also included were a net charge of $1,257 million due to the fair value accounting of commodity derivatives, and redundancy and restructuring costs of $118 million. These net charges are part of identified items (see Reference A).

Compared with the second quarter 2019, Oil Products Adjusted Earnings of $2,411 million for the quarter reflected very strong contributions from crude and oil products trading and optimisation as well as lower operating expenses. This was partly offset by lower realised refining margins and lower marketing sales volumes due to the weak macroeconomic environment and COVID-19 pandemic.

Cash flow from operating activities for the second quarter 2020 was an outflow of $362 million, primarily driven by Adjusted Earnings before depreciation, as well as negative working capital movements and cash outflows from commodity derivatives.

With effect from the first quarter 2020, certain Oil Products contracts are no longer included in sales volumes (see Note 2). Excluding this impact, Oil Products sales volumes decreased due to lower refining & trading and marketing sales volumes, compared with the second quarter 2019.

▪
Refining & Trading Adjusted Earnings reflected very strong contributions from crude and oil products trading and optimisation as well as lower operating expenses. This was partly offset by lower realised refining margins, compared with the second quarter 2019.

With effect from the first quarter 2020, Shell discloses utilisation instead of availability to improve transparency on refinery production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Refinery utilisation was 70% compared with 76% in the second quarter 2019, mainly due to lower demand and economic optimisation.

▪	Marketing Adjusted Earnings reflected lower sales volumes, partly offset by lower operating expenses, compared with the second quarter 2019.

Half year segment earnings were a loss of $811 million. This included a post-tax impairment charge of $4,088 million, as a result of revised medium- and long-term price outlook assumptions in response to the energy market demand and supply fundamentals as well as the COVID-19 pandemic and macroeconomic conditions. Also included were a net charge of $291 million due to the fair value accounting of commodity derivatives, and redundancy and restructuring costs of $117 million. These net charges are part of identified items (see Reference A).

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Compared with the first half 2019, Oil Products Adjusted Earnings of $3,774 million reflected very strong contributions from crude and oil products trading and optimisation as well as lower operating expenses. This was partly offset by lower realised refining margins and lower marketing sales volumes due to the weak macroeconomic environment and COVID-19 pandemic.

Cash flow from operating activities for the first half 2020 was $4,516 million, primarily driven by Adjusted Earnings before depreciation, and positive working capital movements. This was partly offset by cost-of-sales adjustments for the first half 2020.

With effect from the first quarter 2020, certain Oil Products contracts are no longer included in sales volumes (see Note 2). Excluding this impact, Oil Products sales volumes decreased due to lower refining & trading and marketing sales volumes, compared with the first half 2019.

▪
Refining & Trading Adjusted Earnings reflected very strong contributions from crude and oil products trading and optimisation as well as lower operating expenses. This was partly offset by lower realised refining margins, compared with the first half 2019.

With effect from the first quarter 2020, Shell discloses utilisation instead of availability to improve transparency on refinery production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Refinery utilisation was 75% compared with 78% in the first half 2019, mainly due to lower demand and economic optimisation.

▪	Marketing Adjusted Earnings reflected lower sales volumes, partly offset by lower operating expenses and higher realised global commercial and retail margins, compared with the first half 2019.

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CHEMICALS

Quarters				$ million	Half year
Q2 2020	Q1 2020	Q2 2019	%¹		2020	2019	%
164	146	(107)	+253	Segment earnings²	311	345	-10
(41)	(2)	(239)		Of which: Identified items (Reference A)	(43)	(237)
206	148	132	+56	Adjusted Earnings²	354	582	-39
734	(178)	1,268	-42	Cash flow from operating activities	556	1,257	-56
304	189	508	-40	Cash flow from operating activities excluding working capital movements (Reference H)	492	1,037	-52
369	846	1,079		Cash capital expenditure (Reference C)	1,215	1,907
3,623	3,871	3,787	-4	Chemicals sales volumes (thousand tonnes)	7,494	7,924	-5
1.     Q2 on Q2 change.
2.    Earnings are presented on a CCS basis (See Note 2).

Second quarter segment earnings were $164 million. This included redundancy and restructuring costs of $30 million, which are part of identified items (see Reference A).

Compared with the second quarter 2019, Chemicals Adjusted Earnings of $206 million reflected lower operating expenses, partly offset by lower realised margins due to chemicals downcycle conditions compounded by COVID-19 pandemic.

Cash flow from operating activities for the quarter was $734 million, primarily driven by Adjusted Earnings before depreciation, as well as positive working capital movements due to positive movements in receivables and payables. This was partly offset by higher cost-of-sales adjustments for the quarter.

With effect from the first quarter 2020, Shell discloses utilisation instead of availability to improve transparency on chemicals production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation was 78% compared with 73% in the second quarter 2019, mainly due to higher maintenance activities in Asia and Europe in 2019, as well as the impact of strike actions in the Netherlands last year.

Half year segment earnings were $311 million. This included redundancy and restructuring costs of $31 million, which are part of identified items (see Reference A).

Compared with the first half 2019, Chemicals Adjusted Earnings of $354 million reflected lower realised margins due to chemicals downcycle conditions compounded by COVID-19.

Cash flow from operating activities was an inflow of $556 million, primarily driven by Adjusted Earnings before depreciation. This is partly offset by cost-of-sales adjustments for the first half 2020.

With effect from the first quarter 2020, Shell discloses utilisation instead of availability to improve transparency on chemicals production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation was 81% compared with 78% in the first half 2019, mainly due to higher maintenance activities in Asia and Europe in 2019, including the impact of strike actions in the Netherlands last year.

CORPORATE

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
(805)	(453)	(789)	Segment earnings	(1,258)	(1,460)
(9)	535	18	Of which: Identified items (Reference A)	526	31
(796)	(989)	(806)	Adjusted Earnings	(1,784)	(1,490)
(791)	559	(385)	Cash flow from operating activities	(232)	(651)
390	(239)	(202)	Cash flow from operating activities excluding working capital movements (Reference H)	151	(185)

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Second quarter segment earnings were an expense of $805 million. This included a post-tax impairment charge of $5 million, as a result of macroeconomic conditions. This net charge is part of identified items (see Reference A).

Adjusted Earnings were an expense of $796 million, reflecting lower net interest expense, largely offset by adverse currency exchange rate effects and reduced tax credits, compared with the second quarter 2019.

Half year segment earnings were an expense of $1,258 million. This included a gain of $530 million from the impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A).

Adjusted Earnings were an expense of $1,784 million, reflecting adverse currency exchange rate effects, compared with the first half 2019.

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OUTLOOK FOR THE THIRD QUARTER 2020
As a result of COVID-19, there continues to be significant uncertainty in the macroeconomic conditions with an expected negative impact on demand for oil, gas and related products. Furthermore, recent global developments and uncertainty in oil supply have caused further volatility in commodity markets. The third quarter 2020 outlook provides ranges for operational and financial metrics based on current expectations, but these are subject to change in the light of current evolving market conditions. Due to demand or regulatory requirements and/or constraints in infrastructure, Shell may need to take measures to curtail or reduce oil and/or gas production, LNG liquefaction as well as utilisation of refining and chemicals plants and similarly sales volumes could be impacted. Such measures will likely have a variety of impacts on our operational and financial metrics.

Integrated Gas production is expected to be approximately 820 - 880 thousand boe/d. LNG liquefaction volumes are expected to be approximately 7.6 - 8.2 million tonnes. Due to price-lag in oil-linked LNG term contracts, the impact of low oil prices is expected to become more significant in the third quarter.
Upstream production is expected to be approximately 2,100 - 2,400 thousand boe/d.
Refinery utilisation is expected to be approximately 68% - 76%.
Oil Products sales volumes are expected to be approximately 4,000 - 5,000 thousand b/d.
Chemicals manufacturing plant utilisation is expected to be approximately 78% - 88%.
Chemicals sales volumes are expected to be approximately 3,600 - 3,900 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $800 - 875 million in the third quarter 2020 and a net expense of approximately $3,200 - 3,500 million for the full year 2020. This excludes the impact of currency exchange rate effects.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
32,504	60,029	90,544	Revenue¹	92,533	174,278
(161)	854	632	Share of profit of joint ventures and associates	693	2,116
148	76	662	Interest and other income	224	1,105
32,491	60,959	91,838	Total revenue and other income	93,450	177,499
18,093	43,213	68,590	Purchases	61,306	128,513
5,822	5,982	6,835	Production and manufacturing expenses	11,803	13,189
2,370	2,393	2,881	Selling, distribution and administrative expenses	4,763	5,233
232	243	225	Research and development	475	437
723	294	439	Exploration	1,018	745
28,089	7,093	6,699	Depreciation, depletion and amortisation²	35,182	12,649
1,070	1,118	1,252	Interest expense	2,188	2,411
56,398	60,336	86,920	Total expenditure	116,735	163,176
(23,907)	623	4,917	Income/(loss) before taxation	(23,284)	14,323
(5,806)	646	1,755	Taxation charge/(credit)	(5,160)	5,003
(18,101)	(23)	3,162	Income/(loss) for the period¹	(18,124)	9,319
30	1	164	Income/(loss) attributable to non-controlling interest	31	320
(18,131)	(24)	2,998	Income/(loss) attributable to Royal Dutch Shell plc shareholders	(18,155)	8,999
(2.33)	0.00	0.37	Basic earnings per share ($)³	(2.33)	1.11
(2.33)	0.00	0.37	Diluted earnings per share ($)³	(2.33)	1.10

1.	See Note 2 “Segment information”.

2.
Includes impairment charges of $21,780 million (Q1 2020: $749 million; half year 2020: $22,529 million) mainly triggered by revision of Shell's mid- and long-term commodity price and refining margin outlook. See Notes 1 and 7.

3.	See Note 3 “Earnings per share”.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
(18,101)	(23)	3,162	Income/(loss) for the period	(18,124)	9,319
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
1,588	(3,935)	215	– Currency translation differences	(2,347)	391
43	(28)	18	– Debt instruments remeasurements	15	29
(137)	(152)	109	– Cash flow hedging gains/(losses)	(289)	(348)
(99)	—	(8)	– Net investment hedging gains/(losses)	(99)	2
55	101	79	– Deferred cost of hedging	156	105
30	(60)	(1)	– Share of other comprehensive income/(loss) of joint ventures and associates	(30)	(56)
1,481	(4,074)	413	Total	(2,593)	125
			Items that are not reclassified to income in later periods:
(4,924)	1,756	(1,172)	– Retirement benefits remeasurements	(3,167)	(2,646)
77	(137)	(73)	– Equity instruments remeasurements	(60)	30
19	48	(6)	– Share of other comprehensive income/(loss) of joint ventures and associates	67	(5)
(4,828)	1,667	(1,251)	Total	(3,160)	(2,621)
(3,347)	(2,407)	(839)	Other comprehensive income/(loss) for the period	(5,753)	(2,496)
(21,448)	(2,430)	2,323	Comprehensive income/(loss) for the period	(23,877)	6,823
43	(123)	180	Comprehensive income/(loss) attributable to non-controlling interest	(80)	358
(21,490)	(2,307)	2,143	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	(23,797)	6,465

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	June 30, 2020	December 31, 2019
Assets
Non-current assets
Intangible assets	23,163	23,486
Property, plant and equipment	213,100	238,349
Joint ventures and associates	21,771	22,808
Investments in securities	3,144	2,989
Deferred tax	15,573	10,524
Retirement benefits¹	3,135	4,717
Trade and other receivables	7,681	8,085
Derivative financial instruments²	1,331	689
	288,898	311,647
Current assets
Inventories	17,726	24,071
Trade and other receivables	32,375	43,414
Derivative financial instruments²	8,161	7,149
Cash and cash equivalents	27,939	18,055
	86,201	92,689
Total assets	375,098	404,336
Liabilities
Non-current liabilities
Debt	87,460	81,360
Trade and other payables	2,731	2,342
Derivative financial instruments²	1,452	1,209
Deferred tax	11,743	14,522
Retirement benefits¹	15,881	13,017
Decommissioning and other provisions³	25,993	21,799
	145,260	134,249
Current liabilities
Debt	17,530	15,064
Trade and other payables	34,615	49,208
Derivative financial instruments²	7,217	5,429
Taxes payable	6,479	6,693
Retirement benefits	391	419
Decommissioning and other provisions	3,160	2,811
	69,393	79,624
Total liabilities	214,653	213,873
Equity attributable to Royal Dutch Shell plc shareholders	157,156	186,476
Non-controlling interest⁴	3,289	3,987
Total equity	160,445	190,463
Total liabilities and equity	375,098	404,336

1.	The change is mainly driven by a decrease in the weighted average discount rate applied caused by falling credit spreads and increasing market estimates of future inflation. See Note 1.

2.	See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

3.
The discount rate applied at June 30, 2020 was 1.75% (December 31, 2019: 3.0%). Compared with December 31, 2019, non-current decommissioning and restoration provisions increased by $3,999 million as a result of the change in the discount rate, to $25,993 million at June 30, 2020.

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4.
The change is mainly related to the non-controlling interest in Shell Midstream Partners, L.P. (“SHLX”) following the completion of the sale of Shell's 79% interest in the Mattox Pipeline Company LLC and certain logistics assets at the Shell Norco Manufacturing Complex to SHLX.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital¹	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2020	657	(1,063)	14,451	172,431	186,476	3,987	190,463
Comprehensive income/(loss) for the period	—	—	(5,642)	(18,155)	(23,797)	(80)	(23,877)
Transfer from other comprehensive income	—	—	17	(17)	—	—	—
Dividends³	—	—	—	(4,718)	(4,718)	(178)	(4,896)
Repurchases of shares	(6)	—	6	(1,214)	(1,214)	—	(1,214)
Share-based compensation	—	539	(324)	(231)	(16)	—	(16)
Other changes in non-controlling interest	—	—	—	426	426	(440)	(14)
At June 30, 2020	651	(524)	8,508	148,521	157,156	3,289	160,445
At January 1, 2019	685	(1,260)	16,615	182,610	198,650	3,888	202,538
Comprehensive income/(loss) for the period	—	—	(2,534)	8,999	6,465	358	6,823
Transfer from other comprehensive income	—	—	(102)	102	—	—	—
Dividends	—	—	—	(7,699)	(7,699)	(270)	(7,969)
Repurchases of shares	(12)	—	12	(5,021)	(5,021)	—	(5,021)
Share-based compensation	—	842	(276)	(683)	(118)	—	(118)
Other changes in non-controlling interest	—	—	—	1	1	1	2
At June 30, 2019	674	(419)	13,715	178,308	192,278	3,977	196,254

1.	See Note 4 “Share capital”.

2.	See Note 5 “Other reserves”.

3.	The amount charged to retained earnings is based on prevailing exchange rates on payment date.

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CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
(23,907)	623	4,917	Income before taxation for the period	(23,284)	14,323
			Adjustment for:
889	897	1,030	- Interest expense (net)	1,786	1,926
28,089	7,093	6,699	- Depreciation, depletion and amortisation	35,182	12,649
518	83	202	- Exploration well write-offs	601	321
(128)	106	(379)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses	(21)	(444)
161	(854)	(632)	- Share of (profit)/loss of joint ventures and associates	(693)	(2,116)
610	531	1,217	- Dividends received from joint ventures and associates	1,141	1,961
(3,713)	9,594	(61)	- (Increase)/decrease in inventories	5,881	(2,902)
3,959	6,314	308	- (Increase)/decrease in current receivables	10,273	(1,117)
(4,226)	(8,430)	321	- Increase/(decrease) in current payables	(12,655)	1,104
837	(171)	(480)	- Derivative financial instruments	665	(1,589)
293	(91)	30	- Retirement benefits	203	52
392	(102)	8	- Decommissioning and other provisions	290	(294)
(480)	579	(39)	- Other	98	(13)
(730)	(1,321)	(2,110)	Tax paid	(2,051)	(4,199)
2,563	14,851	11,031	Cash flow from operating activities	17,415	19,661
(3,436)	(4,263)	(5,150)	Capital expenditure	(7,699)	(10,272)
(161)	(559)	(160)	Investments in joint ventures and associates	(720)	(601)
(20)	(147)	(26)	Investments in equity securities	(167)	(65)
211	1,613	644	Proceeds from sale of property, plant and equipment and businesses	1,824	822
423	547	102	Proceeds from sale of joint ventures and associates	970	646
62	73	17	Proceeds from sale of equity securities	135	288
118	192	220	Interest received	310	457
1,174	855	592	Other investing cash inflows	2,029	1,272
(691)	(1,028)	(404)	Other investing cash outflows	(1,719)	(1,335)
(2,320)	(2,718)	(4,166)	Cash flow from investing activities	(5,039)	(8,788)
90	321	145	Net increase/(decrease) in debt with maturity period within three months	412	55
			Other debt:
15,238	1,003	180	- New borrowings	16,241	320
(7,113)	(2,723)	(2,848)	- Repayments	(9,836)	(4,381)
(1,088)	(1,033)	(1,214)	Interest paid	(2,121)	(2,329)
324	(81)	45	Derivative financial instruments	243	—
(32)	(8)	—	Change in non-controlling interest	(40)	(2)
			Cash dividends paid to:
(1,397)	(3,483)	(3,825)	– Royal Dutch Shell plc shareholders¹	(4,880)	(7,700)
(68)	(110)	(203)	– Non-controlling interest	(178)	(271)
(216)	(1,486)	(2,142)	Repurchases of shares	(1,702)	(4,396)
(18)	(182)	(7)	Shares held in trust: net sales/(purchases) and dividends received	(199)	(463)
5,721	(7,781)	(9,868)	Cash flow from financing activities	(2,060)	(19,168)
164	(595)	4	Currency translation differences relating to cash and cash equivalents	(431)	24
6,128	3,756	(3,000)	Increase/(decrease) in cash and cash equivalents	9,884	(8,271)
21,811	18,055	21,470	Cash and cash equivalents at beginning of period	18,055	26,741
27,939	21,811	18,470	Cash and cash equivalents at end of period	27,939	18,470
1. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter. Cash dividends paid during the second quarter 2020

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is the total of the net dividend paid relating to the first quarter 2020 gross dividend and withholding taxes paid in relation to the fourth quarter 2019 gross dividend.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements ("Interim Statements") of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, and on the basis of the same accounting principles as those used in the Annual Report and Accounts (pages 190 to 238) and Form 20-F (pages 142 to 189) for the year ended December 31, 2019 as filed with the Registrar for Companies for England and Wales and the US Securities and Exchange Commission, respectively, and should be read in conjunction with these filings.
Going concern
These unaudited Interim Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption, management have stressed Shell’s most recent financial projections to incorporate a range of potential future outcomes by considering Shell’s principal risks, further potential downside pressures on commodity prices and cash preservation measures, including reduced future operating costs, capital expenditure and dividend distributions. This assessment confirmed that Shell has adequate resources to continue its operations for at least 12 months from the approval of the unaudited Condensed Consolidated Interim Financial Statements. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these unaudited Condensed Consolidated Interim Financial Statements.
The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2019 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Key accounting considerations related to COVID-19 and the macroeconomic environment.
Significant estimates
Future commodity price assumptions and management's view on the future development of refining margins represent a significant estimate and both were subject to change in the second quarter 2020, resulting in the recognition of impairments. The tax impact of impairments in the second quarter 2020 has been fully recognised in deferred tax positions as of June 30, 2020. See Note 7.

After finalisation of the operating plan later in 2020 the overall deferred tax position will be reviewed.

The retirement benefits remeasurements, recognised in the Consolidated Statement of Comprehensive Income, reflect the decrease in the weighted average discount rate applied caused by falling credit spreads and increasing market estimates of future inflation.

The discount rate applied to provisions is reviewed on a regular basis. Following the significant decrease in capital markets rates in 2020 the discount rate was reviewed and adjusted in the second quarter 2020. See footnote 3 to the Condensed Consolidated Balance Sheet.

2.    Segment information
With effect from 2020, Shell's reporting segments consist of Integrated Gas, Upstream, Oil Products, Chemicals and Corporate, reflecting the way Shell reviews and assesses its performance. Oil Products and Chemicals businesses were previously reported under the Downstream segment. Oil sands mining activities, previously included in the Upstream segment, are reported under Oil Products. Comparative information has been reclassified.
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
With effect from January 1, 2020, additional contracts are classified as held for trading purposes and consequently revenue is reported on a net rather than gross basis. The effect on revenue for the second quarter 2020 is a reduction of $8,028 million (Q1 2020: $16,313 million).

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INFORMATION BY SEGMENT

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
			Third-party revenue
7,436	10,157	8,942	Integrated Gas	17,593	20,582
1,177	2,344	2,346	Upstream	3,521	4,647
21,596	44,297	75,837	Oil Products	65,893	141,888
2,283	3,221	3,406	Chemicals	5,504	7,138
12	11	13	Corporate	22	24
32,504	60,029	90,544	Total third-party revenue¹	92,533	174,278
			Inter-segment revenue²
558	891	1,045	Integrated Gas	1,449	2,137
4,117	6,476	8,827	Upstream	10,592	18,359
1,082	1,851	1,950	Oil Products	2,933	4,130
475	875	1,088	Chemicals	1,350	2,054
—	—	—	Corporate	—	—
			CCS earnings
(7,959)	1,812	1,340	Integrated Gas	(6,147)	4,134
(6,721)	(863)	1,435	Upstream	(7,584)	3,059
(3,023)	2,211	1,299	Oil Products	(811)	2,523
164	146	(107)	Chemicals	311	345
(805)	(453)	(789)	Corporate	(1,258)	(1,460)
(18,343)	2,854	3,177	Total	(15,490)	8,601

1.
Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Second quarter 2020 included income of $1,405 million (Q1 2020: $6,686 million income; half year 2020: $8,091 million income). This amount includes both the reversal of prior gains of $686 million (Q1 2020: $317 million) related to sales contracts and prior losses of $507 million (Q1 2020: $76 million) related to purchase contracts that were previously recognised and where physical settlement has taken place in the second quarter 2020.

2.
Comparative information for inter-segment revenue for Upstream, Oil Products and Chemicals has been revised to conform with reporting segment changes applicable from 2020. Inter-segment revenue for Integrated Gas for the half year 2019 has been revised from $1,989 million to amend for certain intra-segment transactions previously reported as inter-segment revenue.

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RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
(18,131)	(24)	2,998	Income/(loss) attributable to Royal Dutch Shell plc shareholders	(18,155)	8,999
30	1	164	Income/(loss) attributable to non-controlling interest	31	320
(18,101)	(23)	3,162	Income/(loss) for the period	(18,124)	9,319
			Current cost of supplies adjustment:
(432)	3,774	30	Purchases	3,342	(955)
98	(916)	1	Taxation	(819)	237
92	19	(16)	Share of profit/(loss) of joint ventures and associates	111	—
(242)	2,876	15	Current cost of supplies adjustment	2,634	(719)
			of which:
(246)	2,780	27	Attributable to Royal Dutch Shell plc shareholders	2,535	(681)
4	96	(12)	Attributable to non-controlling interest	100	(38)
(18,343)	2,854	3,177	CCS earnings	(15,490)	8,601
			of which:
(18,377)	2,756	3,025	CCS earnings attributable to Royal Dutch Shell plc shareholders	(15,620)	8,318
34	97	152	CCS earnings attributable to non-controlling interest	131	282

3.    Earnings per share
EARNINGS PER SHARE

Quarters				Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
(18,131)	(24)	2,998	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	(18,155)	8,999
			Weighted average number of shares used as the basis for determining:
7,789.8	7,819.8	8,100.8	Basic earnings per share (million)	7,804.8	8,126.3
7,789.8	7,819.8	8,153.7	Diluted earnings per share (million)	7,804.8	8,182.1

4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2020	4,151,787,517	3,729,407,107	349	308	657
Repurchases of shares	(50,548,018)	(23,223,271)	(4)	(2)	(6)
At June 30, 2020	4,101,239,499	3,706,183,836	345	306	651
At January 1, 2019	4,471,889,296	3,745,486,731	376	309	685
Repurchases of shares	(139,414,447)	—	(12)	—	(12)
At June 30, 2019	4,332,474,849	3,745,486,731	365	309	674
1.    Share capital at June 30, 2020 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
At Royal Dutch Shell plc’s Annual General Meeting on May 19, 2020 the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €182.7 million (representing 2,611 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2021, and the end of the Annual General Meeting to be held in 2021, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

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5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2020	37,298	154	123	1,049	(24,173)	14,451
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,642)	(5,642)
Transfer from other comprehensive income	—	—	—	—	17	17
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(324)	—	(324)
At June 30, 2020	37,298	154	129	725	(29,798)	8,508
At January 1, 2019	37,298	154	95	1,098	(22,030)	16,615
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,534)	(2,534)
Transfer from other comprehensive income	—	—	—	—	(102)	(102)
Repurchases of shares	—	—	12	—	—	12
Share-based compensation	—	—	—	(276)	—	(276)
At June 30, 2019	37,298	154	107	821	(24,664)	13,715

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2019, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2020, are consistent with those used in the year ended December 31, 2019, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million	June 30, 2020	December 31, 2019
Carrying amount	75,918	65,887
Fair value¹	82,369	71,163
1.    Mainly determined from the prices quoted for these securities.
7.    Impairments

The impairment loss in the second quarter 2020 was mainly triggered by revision of Shell's mid- and long-term commodity price and refining margin outlook reflecting the expected effects of the COVID-19 pandemic and related macroeconomic as well as energy market demand and supply fundamentals.

Impairments losses of $16,842 million post-tax ($22,332 million pre-tax, of which $21,780 million recognised in depreciation, depletion and amortisation and $552 million recognised in share of profit of joint ventures and associates)

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mainly related to Integrated Gas for $8,151 million post-tax ($11,191 million pre-tax), mainly relating to the QGC Integrated Gas asset and Prelude floating LNG both in Australia, to Upstream for $4,658 million post-tax ($6,281 million pre-tax) mainly related to two unconventional assets in North America, a project in Nigeria (OPL245), two offshore projects in Brazil, four offshore projects in Europe and an asset in the US Gulf of Mexico, to Oil Products for $4,027 million post-tax ($4,851 million pre-tax) mainly relating to three refineries in Europe and North America, and to Corporate for $5 million post-tax ($9 million pre-tax).

For impairment testing purposes, the respective carrying amounts of property, plant and equipment and intangible assets were compared with their value in use. Cash flow projections used in the determination of value in use were made using management’s forecasts of commodity prices, market supply and demand, potential costs associated with operational GHG emissions, product margins including forecast refining margins and expected production volumes. These cash flows were adjusted for the risks specific to the assets, and therefore these risks were not included in the determination of the discount rate applied. The nominal pre-tax rate applied in the second quarter 2020 was 6% (2019: 6%).

Oil and gas price assumptions applied for impairment testing in Integrated Gas and Upstream are reviewed and, where necessary, adjusted on a periodic basis. Reviews include comparison with available market data and forecasts that reflect developments in demand such as global economic growth, technology efficiency, policy measures. Factors impacting supply include consideration of investment and resource potential, cost of development of new supply, and behaviour of major resource holders. The near-term commodity price assumptions applied in impairment testing in the second quarter 2020 were as follows:

Commodity price assumptions [A]	2020	2021	2022	2023
Brent crude oil ($/b)	35	40	50	60
Henry Hub natural gas ($/MMBtu)	1.75	2.50	2.50	2.75
[A] Money of the day.

The long-term price assumptions applied were $60 per barrel (/b) for Brent crude oil and $3.00 per million British thermal units (/MMBtu) for Henry Hub natural gas, both at real term 2020.

Until 2019 management’s estimate of longer-term refining margins in Oil Products was based on the reversion to mean methodology, unless a fundamental shift in markets had been identified, over the life of the refineries. Under this approach, it is assumed that refining margins would revert to historical averages over time. As from second quarter 2020, a different price methodology has been applied, based on Shell management's understanding and interpretation of demand and supply fundamentals in the near term and taking into account various other factors such as industry rationalisation and energy transition in the long term. This resulted in a downward revision of average long-term refining margins by around 30% from previous assumptions applied.

Approximately 50% of the combined “Property, Plant and Equipment, Joint Ventures and Associates as well as Intangible Assets” carrying amount was tested for impairment in the second quarter 2020. The main sensitivity in the impairment test is the long term Brent price assumption. For sensitivity purposes, a decrease from 2024 of the long-term Brent price assumption to $55/b (real term 2020), would ceteris paribus result in some additional $6 - $7 billion pre-tax impairment at June 30, 2020.

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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

A.	Adjusted Earnings
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest. This measure was previously referred to as “CCS earnings attributable to shareholders excluding identified items” and was renamed for simplicity with effect from the second quarter 2020.

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
(18,131)	(24)	2,998	Income/(loss) attributable to Royal Dutch Shell plc shareholders	(18,155)	8,999
(246)	2,780	27	Add: Current cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders (Note 2)	2,535	(681)
(19,015)	(104)	(437)	Less: Identified items attributable to Royal Dutch Shell plc shareholders	(19,118)	(445)
638	2,860	3,462	Adjusted Earnings	3,498	8,763
Identified items
Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items.

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IDENTIFIED ITEMS

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
			Identified items before tax
128	(76)	379	Divestment gains/(losses)	51	444
(22,332)	(749)	(672)	Impairments	(23,082)	(706)
(1,884)	968	12	Fair value accounting of commodity derivatives and certain gas contracts	(916)	(61)
(518)	(18)	(27)	Redundancy and restructuring	(536)	(80)
(427)	—	(437)	Other	(427)	(437)
(25,033)	125	(746)	Total identified items before tax	(24,908)	(839)
6,018	(228)	331	Total tax impact of identified items	5,790	416
			Identified items after tax
10	(32)	256	Divestment gains/(losses)	(22)	302
(16,842)	(536)	(446)	Impairments	(17,378)	(491)
(1,540)	838	1	Fair value accounting of commodity derivatives and certain gas contracts	(702)	33
(375)	(7)	(13)	Redundancy and restructuring	(382)	(46)
(44)	(366)	16	Impact of exchange rate movements on tax balances	(410)	8
(224)	—	(229)	Other	(224)	(229)
(19,015)	(104)	(415)	Impact on CCS earnings	(19,118)	(423)
			Of which:
(8,321)	(331)	(386)	Integrated Gas	(8,652)	(160)
(5,209)	(1,154)	172	Upstream	(6,364)	149
(5,433)	849	20	Oil Products	(4,585)	(205)
(41)	(2)	(239)	Chemicals	(43)	(237)
(9)	535	18	Corporate	526	31
(19,015)	(104)	(437)	Impact on CCS earnings attributable to shareholders	(19,118)	(445)
—	—	22	Impact on CCS earnings attributable to non-controlling interest	—	22
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period, such as the impact arising from changes in tax legislation and

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certain provisions for onerous contracts or litigation. The second quarter 2020 reflects the impact of a reduction in the discount rate used for provisions.
B.    Basic CCS earnings per share
Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
With effect from the first quarter 2020, “Capital investment” is no longer presented in this announcement since Cash capital expenditure is considered to be more closely aligned with management’s focus on free cash flow generation.

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
3,436	4,263	5,150	Capital expenditure	7,699	10,272
161	559	160	Investments in joint ventures and associates	720	601
20	147	26	Investments in equity securities	167	65
3,617	4,970	5,337	Cash capital expenditure	8,587	10,938
			Of which:
736	882	738	Integrated Gas	1,618	2,081
1,876	2,521	2,321	Upstream	4,397	4,812
606	580	1,118	Oil Products	1,186	1,971
369	846	1,079	Chemicals	1,215	1,907
30	141	81	Corporate	171	166
D.    Return on average capital employed
Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on a CCS basis excluding identified items, both adjusted for after-tax interest expense. With effect from the second quarter 2020, the after-tax interest expense adjustment is calculated using an applicable blended statutory tax rate. This change is implemented to eliminate the distorting volatility effects of the effective tax rate. There is no significant impact on prior periods comparatives, which therefore have not been revised.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.

ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q2 2020	Q1 2020	Q2 2019
Income - current and previous three quarters	(11,011)	10,252	21,006
Interest expense after tax - current and previous three quarters	3,014	2,854	2,819
Income before interest expense - current and previous three quarters	(7,997)	13,106	23,825
Capital employed – opening	288,900	292,797	281,711
Capital employed – closing	265,435	278,444	288,900
Capital employed – average	277,168	285,620	285,306
ROACE on a Net income basis	(2.9)%	4.6%	8.4%
ROACE on a CCS basis excluding identified items

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In this calculation, the sum of CCS earnings excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q2 2020	Q1 2020	Q2 2019
CCS earnings - current and previous three quarters	(8,264)	13,256	21,794
Identified items - current and previous three quarters	(19,865)	(1,266)	1,169
Interest expense after tax – current and previous three quarters	3,014	2,854	2,819
CCS earnings excluding identified items before interest expense - current and previous three quarters	14,616	17,376	23,444
Capital employed – average	277,168	285,620	285,306
ROACE on a CCS basis excluding identified items	5.3%	6.1%	8.2%
E.    Gearing
Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	June 30, 2020	March 31, 2020	June 30, 2019
Current debt	17,530	15,767	16,617
Non-current debt	87,460	79,298	76,029
Total debt¹	104,990	95,065	92,646
Add: Debt-related derivative financial instruments: net liability/(asset)	525	1,218	634
Add: Collateral on debt-related derivatives: net liability/(asset)	266	(58)	78
Less: Cash and cash equivalents	(27,939)	(21,811)	(18,470)
Net debt	77,843	74,413	74,887
Add: Total equity	160,445	183,379	196,254
Total capital	238,288	257,792	271,142
Gearing	32.7%	28.9%	27.6%
1.    Includes lease liabilities of $29,073 million at June 30, 2020 and $29,290 million at March 31, 2020, and $30,758 million at June 30, 2019.
F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which either individually or collectively, can cause volatility, in some cases driven by external factors.

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Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
5,822	5,982	6,835	Production and manufacturing expenses	11,803	13,189
2,370	2,393	2,881	Selling, distribution and administrative expenses	4,763	5,233
232	243	225	Research and development	475	437
8,423	8,618	9,941	Operating expenses	17,042	18,859
			Of which identified items:
(508)	(18)	(27)	Redundancy and restructuring (charges)/reversal	(526)	(79)
(411)	—	(306)	(Provisions)/reversal	(411)	(306)
—	—	(131)	Other	—	(131)
(919)	(18)	(464)		(937)	(516)
7,504	8,600	9,477	Underlying operating expenses	16,105	18,343
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
2,563	14,851	11,031	Cash flow from operating activities	17,415	19,661
(2,320)	(2,718)	(4,166)	Cash flow from investing activities	(5,039)	(8,788)
243	12,133	6,865	Free cash flow	12,376	10,873
696	2,233	763	Less: Divestment proceeds (Reference I)	2,929	1,756
—	—	77	Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	77
199	404	7	Add: Cash outflows related to inorganic capital expenditure[1]	602	365
(254)	10,304	6,186	Organic free cash flow[2]	10,050	9,559

1.
Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.

2.	Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

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Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
2,563	14,851	11,031	Cash flow from operating activities	17,415	19,661
(3,713)	9,594	(61)	(Increase)/decrease in inventories	5,881	(2,902)
3,959	6,314	308	(Increase)/decrease in current receivables	10,273	(1,117)
(4,226)	(8,430)	321	Increase/(decrease) in current payables	(12,655)	1,104
(3,980)	7,478	569	(Increase)/decrease in working capital	3,499	(2,914)
6,543	7,373	10,462	Cash flow from operating activities excluding working capital movements	13,916	22,575
			Of which:
2,871	3,352	2,824	Integrated Gas	6,224	6,540
548	3,718	5,251	Upstream	4,265	10,515
2,430	353	2,081	Oil Products	2,783	4,670
304	189	508	Chemicals	492	1,037
390	(239)	(202)	Corporate	151	(185)
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Half year
Q2 2020	Q1 2020	Q2 2019		2020	2019
211	1,613	644	Proceeds from sale of property, plant and equipment and businesses	1,824	822
423	547	102	Proceeds from sale of joint ventures and associates	970	646
62	73	17	Proceeds from sale of equity securities	135	288
696	2,233	763	Divestment proceeds	2,929	1,756
PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Accounts (pages 27 to 36) and Form 20-F (pages 11 to 15) for the year ended December 31, 2019 and are summarised below. There are no material changes in those Risk Factors for the remaining 6 months of the financial year.

•	We are exposed to macroeconomic risks including fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.

•	Our ability to achieve strategic objectives depends on how we react to competitive forces.

•	We seek to execute divestments in the pursuit of our strategy. We may not be able to successfully divest these assets in line with our strategy.

•	Our future hydrocarbon production depends on the delivery of large and integrated projects, as well as on our ability to replace proved oil and gas reserves.

•
The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules; therefore, subsequent downward adjustments are possible.

•
Rising climate change concerns have led and could lead to additional legal and/or regulatory measures which could result in project delays or cancellations, a decrease in demand for fossil fuels, potential litigation and additional compliance obligations.

•
Our business exposes us to risks of social instability, criminality, civil unrest, terrorism, piracy, cyber-disruption, acts of war and pandemic diseases, such as the COVID-19 (coronavirus) outbreak, that could have a material adverse effect on our operations.

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•
We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide.

•	The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.

•	A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.

•	Production from the Groningen field in the Netherlands causes earthquakes that affect local communities.

•	Our future performance depends on the successful development and deployment of new technologies and new products.

•
We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment as well as financial and commodity market conditions.

•	We are exposed to commodity trading risks, including market and operational risks.

•	We have substantial pension commitments, funding of which is subject to capital market risks and other factors.

•	We mainly self-insure our risk exposure. We could incur significant losses from different types of risks that are not covered by insurance from third-party insurers.

•	An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources or access capital markets, and on our licence to operate.

•	Many of our major projects and operations are conducted in joint arrangements or associates. This could reduce our degree of control, as well as our ability to identify and manage risks.

•	We rely heavily on information technology systems for our operations.

•	Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•
Violations of anti-bribery, tax evasion and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions, civil suits and ancillary consequences (such as debarment and the revocation of licences).

•	Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal sanctions and civil suits.

•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.
FIRST QUARTER 2020 PORTFOLIO DEVELOPMENTS
Integrated Gas
During the quarter, Shell announced that it will not proceed with the proposed Lake Charles LNG project due to the current market conditions. Accordingly, Energy Transfer will take over as the project developer.
In April, Shell took the Final Investment Decision to develop the first phase of Arrow Energy's (Shell interest 50%) Surat Gas Project in Queensland, Australia, which will bring up to 90 billion cubic feet per year of new gas to market at peak production.
Oil Products
During the quarter, Shell completed the sale of the Martinez refinery in the USA to PBF Energy for $1.2 billion, which includes the refinery and inventory.

CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful

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purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Accounts and Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 30, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
This announcement contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.
We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
July 30, 2020
The information in this announcement reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Linda M. Coulter, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

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APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED JUNE 30, 2020

▪	Cash and cash equivalents increased to $27.9 billion at June 30, 2020, from $21.8 billion at March 31, 2020.

▪	Cash flow from operating activities was an inflow of $2.6 billion for the second quarter 2020, which included a negative working capital movement of $4.0 billion.

▪	Cash flow from investing activities was an outflow of $2.3 billion, mainly driven by capital expenditure of $3.4 billion.

▪
Cash flow from financing activities was an inflow of $5.7 billion, mainly driven by net new borrowings of $8.2 billion partially offset by dividend payments to Royal Dutch Shell plc shareholders of $1.4 billion.

▪
Total current and non-current debt increased to $105.0 billion at June 30, 2020, compared with $95.1 billion at March 31, 2020. Total debt excluding leases increased by $10.0 billion and the carrying amount of leases decreased by $0.2 billion. In the second quarter 2020, Shell issued $3.8 billion of debt under the US shelf registration and €5.0 billion under the Euro medium-term note programmes.

▪	Cash dividends paid to Royal Dutch Shell plc shareholders were $1.4 billion in the second quarter 2020 compared with $3.8 billion in the second quarter 2019.

▪
Dividends of $0.16 per share are announced on July 30, 2020, in respect of the second quarter 2020. These dividends are payable on September 21, 2020. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Accounts and Form 20-F for the year ended December 31, 2019 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE SIX MONTHS ENDED JUNE 30, 2020

▪	Cash and cash equivalents increased to $27.9 billion at June 30, 2020, from $18.5 billion at June 30, 2019.

▪	Cash flow from operating activities was an inflow of $17.4 billion for the first half 2020, which included a positive working capital movement of $3.5 billion.

▪	Cash flow from investing activities was an outflow of $5.0 billion for the first half 2020, mainly driven by capital expenditure of $7.7 billion.

▪
Cash flow from financing activities was an outflow of $2.1 billion for the first half 2020, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $4.9 billion, repurchases of shares of $1.7 billion and interest paid of $2.1 billion, partially offset by net new borrowings of $6.8 billion.

▪
Total current and non-current debt increased to $105.0 billion at June 30, 2020, compared with $92.6 billion at June 30, 2019. Total debt excluding leases increased by $14.0 billion and the carrying amount of leases decreased by $1.7 billion. In the first half 2020 Shell issued $3.8 billion of debt under the US shelf registration and €5.0 billion under the Euro medium-term note programmes.

▪	Cash dividends paid to Royal Dutch Shell plc shareholders were $4.9 billion in the first half 2020, compared with $7.7 billion in the first half 2019.

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CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at June 30, 2020. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
June 30, 2020
Equity attributable to Royal Dutch Shell plc shareholders	157,156

Current debt	17,530
Non-current debt	87,460
Total debt[A]	104,990
Total capitalisation	262,146
[A] Of the total carrying amount of debt at June 30, 2020, $75.4 billion was unsecured, $29.6 billion was secured and $65.8 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2019: $56.3 billion).

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